CODE OF ETHICS, INSIDER TRADING, AND PERSONAL SECURITIES TRANSACTIONS

A.           Introduction

The Firm has established this Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Advisers Act.  As an investment adviser, the Firm has an undivided duty of loyalty to act solely in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients.  In carrying on its daily affairs, the Firm and all of its supervised persons shall act in a fair, lawful and ethical manner, in accordance with the federal securities laws and the rules and regulations imposed by the SEC.

All Firm personnel are required to review this Code, as well as all other policies and procedures, in an effort to be aware of their responsibilities pertaining to client service.  To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall control.  Any violation of this Code or any other Firm policy and/or procedure is subject to the Firm’s disciplinary procedures, which may include civil and criminal remedies, depending on the nature of the violation, and termination of employment.

B.           Scope of the Code

The terms of this Code apply to all of the Firm’s supervised persons and sets forth the standard of conduct by which each individual is required to carry out his/her respective job functions.  As discussed in paragraph E below, the rules on reporting personal securities transactions pertain to the securities accounts in which any associated person has any direct or indirect beneficial interest.  Of particular concern (but not exclusive) is the conflict of interest that arises when a supervised person engages in personal securities transactions on behalf of his/her own account or an account over which the associated person has a beneficial interest in securities in which client assets may be invested, including stocks, options, futures and options on futures, which are considered “reportable securities”  but generally not those securities which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (see definition section below).

C.           Standards of Business Conduct

All Firm personnel are required to act in accordance with the requirements of the Advisers Act and the fiduciary principles described in Section VII above. The Firm, as a fiduciary, and its supervised persons has an obligation to not only act consistent with the Advisers Act, but to also place the clients’ interests above those of the advisory firm.  To that end, all supervised persons must  avoid and when recognized report conflicts of interest that could compromise the Firm’s ability to act in the clients’ best interests.  In addition, supervised persons are required to conduct themselves in an appropriate manner at all times to avoid the appearance of a conflict.

In addition, it is against Firm policy for any supervised person to use the mails or any means or instrumentality of interstate commerce to:

•	Employ any device, scheme, or artifice to defraud a client or prospective client;

•	Engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;

•
Knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, to pre-empt any security recommendation personal use that is intended for the Firm’s clients, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and

•	Engage in fraudulent, deceptive or manipulative practices.

•
To engage in any behavior or do anything indirectly which, if done directly, would constitute a violation of the securities laws, this Manual, or otherwise compromise the Firm’s fiduciary duty to place the interests of its clients first.

•	Convert Firm information and resources for personal use;

In addition to the above, the Firm prohibits a supervised person from engaging or otherwise participating in any of the following conflicts of interest without CCO approval:

•	Disclose or share client information of any type to anyone, other than to those necessary to carry out your job function;

•
Serve as a director, officer, employee, partner, trustee, etc. – nor hold any other position of substantial interest – in any outside business enterprise.   Approval is not required if the following three conditions are met: i. participation in a family business, ii, the family business is not doing business with ISHI or any of its affiliates, and iii. is not a securities or banking related business;

•	You may not:

−	act on behalf of ISHI for any transaction in which you have a personal interest;

−	have a substantial interest in any outside business which, to your knowledge, is involved currently in a business transaction with ISHI or any of its affiliates;

−
engage in any transaction involving the purchase of products/or services from ISHI, unless it is on the same terms and conditions as they are offered to the public, other than plans offered by ISHI approved its Board;

−	borrow a material amount of money from a bank or entity that is a client of ISHI or its affiliates;

−
 as a result of your status as a supervised person of ISHI, take advantage of an opportunity that you learn about or personally benefit from information obtained that would not have been available to you if you were not a ISHI  employee.

As explained below in greater detail, no person associated with the Firm is permitted to disclose material nonpublic information about a company, including ISHI and its affiliates, or about the market for that company’s securities: (a) to any person except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b) in circumstances in which the information is likely to be used for unlawful trading.  No supervised person who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and sufficient time has passed to allow the market time to react to the information.

Finally, it is, and always has been, the policy and requirement of the Firm that it and each  supervised person comply with these standards and to recognize that the Firm has a fiduciary obligation towards its clients.  Supervised persons must become fully aware of the high value the Firm has placed and continues to place on the adherence by all supervised persons to ethical conduct at all times, and all supervised persons must comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm and spirit of the law.  In addition, all supervised persons are required to comply with those federal securities laws which apply to the business of the Firm. Each supervised person’s execution of the Annual Acknowledgment of the Policies and Procedures and completion of the “Conflicts of Interest Questionnaire” constitutes an acknowledgment that he or she has understands and has complied and will continue to comply not only with this Manual but also with the applicable laws.

D.           Prohibition on Insider Trading

The U.S. federal securities laws prohibit trading by a person while in the possession of material nonpublic information about a company (including ISHI and its affiliates) or about the market for that company’s securities.  The U.S. federal securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others.  The U.S. federal securities laws apply to the Firm’s personnel, including those located outside of the United States and dual personnel, by reason of the fact that the Firm is registered under the Advisers Act.  Thus, the Firm’s personnel are subject to U.S. restrictions on insider trading even if those personnel are located in countries where the law does not prohibit insider trading. In addition, Section 204A of the Advisers Act requires an investment adviser to maintain and enforce written policies reasonably designed, taking  into consideration the nature of the adviser’s business, to prevent the misuse of material nonpublic information by the investment adviser or any of its associated persons.

While there is not a single definition of “material nonpublic information” or “MNPI”, it is broadly understood to include information that has not been publicly disclosed and, had it been disclosed, would have been viewed by a reasonable investor as having significantly altered the total mix of information available in making an investment decision.  Under the “misappropriation theory” liability is established when trading occurs on MNPI that is stolen or misappropriated from any other person.

It is the Firm’s policy to prohibit its supervised persons from trading, or facilitating trading, in a security while in the possession of MNPI.  Possession of MNPI by one supervised person could be imputed to the Firm and to other supervised persons, under controlling person liability law.  Accordingly, as explained below the Firm has adopted procedures designed  to restrict the Firm and all supervised persons from engaging (or facilitating engagement) in transactions in any security about which any supervised person may have material nonpublic information.

The Firm maintains a list of companies in which the trading of the issuer is restricted (“Restricted Securities”) because it may be considered to have MNPI concerning those securities.  Therefore, when a supervised person obtains access to MNPI the Firm restricts the entire issuer, meaning any security issued by the company.   Restricted Securities may include the following:

•	Securities of other publicly traded companies who are clients of the Firm or any of its affiliates;

•	Securities of publicly traded companies about which an Access Person may be deemed to have material nonpublic information;

•	Securities of a publicly traded affiliate of the Firm; and

•	Securities of a company about which an affiliate of the Firm possesses MNPI.

a.           Reporting MNPI

When a supervised person of the Firm obtains or is otherwise in possession of MNPI, the supervised person is not permitted to discuss the MNPI with anyone else, either inside or outside the firm, unless the supervised person is attached to a segregated unit or division of the Firm that routinely obtains MNPI due to the investment strategy, such as a strategy of investing in private investments of a public company or “PIPES” or during one-on-one analysts meetings with CFOs of public companies.   In these instances the segregated unit may maintain its own Restricted List but is still required to report all instance of receipt of MNPI to the CCO.   All other supervised persons of the Firm are prohibited from speaking to anyone both inside and outside the Firm, other than the CCO.  It is a violation of U.S. securities laws to communicate MNPI to others who might use the information for unlawful purposes.  Those who communicate MNPI are known as a Tipper and those who use the information they receive from a Tipper is known as a Tippee.   The penalties for a Tipper are just as severe as they are for a Tippee even though the Tipper may not have traded on the information.

However in all instances when a supervised person of the Firm receives MNPI, they are required to immediately report the information to the CCO, or his designee.   If the supervised person is not sure whether the non-public information is “material”  - meaning it is significant enough to materially impact the price of a security or whether the information would induce someone to trade on the information, as described above – the CCO, and anyone he needs to consult,  is responsible for determining whether or not the non-public information reported to him is  material.  If the CCO determines the non-public information is material, the name of the security (includes the entire  issuer) is placed on the Restricted List, which restricts any future transactions in the issuer for both the Firm managed and personal accounts.   The security remains on the Restricted List until such time as the MNPI appears in the public domain (“cleansed”) or is no longer material and becomes stale.

b.           One-on-One Meetings with Public Company Official

Instances where portfolio management, in NY and locally, are meeting with   the CFO – or any other representative – of  a public company (generally for research purposes), the individual from portfolio management requesting the meeting initially informs Compliance of the meeting.   Compliance documents the scheduled meeting in a log who then sends a Insider Trading Disclosure Statement for both the CFO of the public company and the individual from portfolio management to sign.  The Insider Trading Disclosure Statement contains the following or substantially similar language:

In compliance with the spirit of the Securities and Exchange Board of India rules on insider trading, this Insider Trading Disclosure Statement is being executed by the public company identified below and  the Firm, after a meeting was convened with the public (generally for research purposes).

Public Company Representation

“I, ________________, [title], of [name of public company], met with __________________________________ from ICICI Investment Advisors or its affiliate (“ICICI”), on [date].  During our meeting, I did not disclose any non-public information to any of the individuals present at the meeting, or at any time leading up to or after the meeting.

_____________________________________, [date] _____________

_____________________________________, [date] _____________

Portfolio Management Representation

I certify that I am not in possession of material non-public information regarding [name of company].   My  investment decision and/or recommendation have not been influenced and are not being made as a result of being in possession of material non-public information.

_______________________________________, [date] _______________

_______________________________________, [date] ________________

Acknowledgement

Compliance has acknowledged receipt and review of this Insider Trading Disclosure Statement and has logged the date received on the Firm’s Insider Trading Tracking Log, as of [date].

_______________________________________, [date] ______________

*Note: This Insider Trading Disclosure Statement must also be completed by research consultants and any Expert Research Network.

c.           Restricted List Procedures

If a security is restricted, the name of the security is placed on the Restricted List, a log is maintained that identifies the security and the nature of the MNPI, the person who is in possession of the MNPI and the date added to or delete from the Restricted List.  If a security is on the Restricted List for a prolonged period of  time, compliance seeks an update from the person in possession of the MNPI to determine whether to take the issuer off the restricted list.   All Restricted List securities are block in the Firm’s TMS to prevent the Firm from purchasing or selling a restricted security in a client account.

When an issuer is deleted from the Restricted List a description of the rationale for removal from the Restricted List is provided.  The compliance officer then removes the restriction from the systems used to monitor both Firm and personal securities transactions.

No Access Person may effect or facilitate any transaction while in possession of material non-public information and in a Restricted Security in any account, including personal accounts and any proprietary accounts of the Firm or any Affiliate.  Nor may an Access Person share any material nonpublic information about a Restricted Security with anyone outside the Firm.  Under U.S. federal securities laws, the penalties for Insider Trading are extremely severe and include disgorgement of three times the profits earned or losses avoided, criminal charges and potential jail time.

Additionally, each Access Person is required to acknowledge his/her ongoing compliance with the Code of Ethics, of which this Policy is a component, each quarter. Failure to comply with this Policy is cause for sanction, including possibly immediate dismissal from the Firm.

Should you have any doubt regarding whether you are in possession of material nonpublic information or about the propriety of a proposed securities transaction, you are urged to consult with the Chief Compliance Officer.

E.           Personal Securities Transactions

As a result of the Firm’s obligations under Rule 204A-1 (and, with respect to the Regulated Clients, Rule 17j-1 of the 1940 Act), the following Policy applies to all of the Firm’s Access Persons and any account over which the Access Person has a direct or indirect beneficial interest, meaning any account the Access Person has a pecuniary interest in, which includes Covered Persons (see definition section below).   All the following reporting and trading limitations apply equally to Access and Cover Persons (see definitions below).

All Access and Covered Persons must not transact in the same security that is being consider for a client account, nor can the Access Person transact in advance or immediately after  in the same security, in an attempt to or  inadvertently front run a client or otherwise profit as a result of a client transaction.  Personal securities transactions is one of the most fundamental conflicts of interest a registered investment adviser faces when managing clients’ accounts.  In addition to restrictions and limitations on engaging in securities transactions, as described below, all Access and Covered Persons must  also  submit to  the Firm, a report of his/her personal securities transactions and securities holdings periodically, as provided and further explained in this Policy.

1.           Initial and Annual Holding Reports on Current Securities Holdings of Access Persons

Each Access Person, and for any account in which the Access Person has a beneficial interest of the Firm must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings within ten (10) days after the person becomes an Access Person, which information must be current as of a date no more than forty-five (45) days prior to the date the person becomes an Access Person. Additionally, each Access Person, and for any account in which the Access Person has a beneficial interest, must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings at least once each twelve (12)-month period thereafter on a date the Firm selects, and the information must be current as of a date no more than forty-five (45) days prior to the date the report was submitted.

Each securities holdings report must provide, at a minimum, the following information:

•
The title and type of security, and as applicable the exchange ticker symbol or CUSIP (or other identifying number), number of shares, and principal amount of each reportable security (see definitions section) in which the Access Person has any direct or indirect beneficial ownership (see definitions section);

•	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

•	The date the Access Person submits the report.

        2.                Quarterly Transaction Reports

Each Access Person (includes beneficial interest accounts) must provide the Chief Compliance Officer or his/her designee with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions (other than those pursuant to an “automatic investment plan” as defined below) during the quarter. The report must provide, at a minimum, the following information about each transaction (other than pursuant to an automatic investment plan) involving a reportable security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

•
The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP (or other identifying number), interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer, or bank with or through which the transaction was effected; and

•	The date the Access Person submits the report.

The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter.

3.               Exceptions

The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person has no direct or indirect beneficial interest, including influence or control. In addition, the holdings and transactions reporting requirements do not apply to securities which are excluded from the definition of reportable security.  An Access Person (including beneficial interest accounts) must receive the approval of the Chief Compliance Officer before relying on any exception to the reporting requirements under this policy.

4.              Investment Policy and Procedures

No Access Person of the Firm may effect for himself or herself or for any Covered Person (see definition section below) any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any Firm clients, unless in accordance with the following Firm Procedures.

(a)           Firm Procedures

In order to implement the Firm’s Investment Policy, the following procedures and personal trading limitations have been put into place with respect to Firm Access  and Covered Persons:

(i)           If the Firm is purchasing or considering for purchase any exchange listed security on behalf of the Firm’s client, no Covered Person may transact in that security prior to the client purchase having been completed by the Firm, or until a decision has been made not to purchase the security on behalf of the client; and

(ii)           If the Firm is selling or considering the sale of any exchange listed security on behalf of a Firm client, no Covered Person may transact in that security prior to the sale on behalf of the client having been completed by the Firm, or until a decision has been made not to sell the security on behalf of the client.

BLACK OUT PERIOD

To prevent a violation of this Policy and the appearance of a conflict of  interest with a client account, no Access or Covered Person may purchase or sell the same security either being purchased or sold on behalf of a client account within 5 business days before and after the Firm trades in the security.   This Black Out Period does not apply to accounts that are professionally managed in accordance with a fully executed management contract, a copy of which must be provided to Compliance to be considered for this exception (see Exceptions below).

(iii)  All Access Persons are prohibited from the purchase and sale, or the sale and purchase of the same security for a profit with a 60 day period.   Also Access Persons are prohibited from buying and selling or selling and buying back shares in a mutual fund that are either affiliated with or managed by the Firm.

(b)           Exceptions

(i)         This Investment Policy has been established recognizing that some securities being considered for purchase and sale on behalf of the Firm’s clients may trade in sufficiently deep markets to permit transactions to be completed without any appreciable impact on the price, availability, or costs of transacting in the securities.  Exceptions may be made to this Policy if authorized by the Chief Compliance Officer, upon a determination that no such appreciable impact is likely; and

(ii)         This Policy does not apply to transactions in securities that are not a Reportable Security.

5.           Pre-approval Required

All personal securities transactions are pre-approved which will not be unreasonably withheld - if it is in compliance with this Policy.   In addition, the acquisition of beneficial ownership in any security sold in an initial public offering or in a limited offering must also be pre-approved.   The approval of a personal securities transaction is only valid for that business day.  If the proposed approved transaction is not executed on the date requested, a new request is resubmitted the request the following day for approval.

The Firm  maintains a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities for at least five (5) years after the end of the fiscal year in which the approval is granted.

i)           Brokerage Accounts

All Access Persons personal trading accounts are required to be held at ICICI Bank Limited, including any one of its affiliates, or at a broker that is approved in advance by Compliance.

6.           Retention of Certain Records

A record of each securities holdings report and transaction report, including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Advisers Act and as further implemented by the Firm’s books and records policies.  In addition, a record of the names of persons who are currently, or within the past five (5) years were, Access Persons of the Firm shall be maintained.

F.           Definitions

“Access Persons” includes all of the Firm’s supervised persons, i.e., all of the Firm’s directors, officers, and employees (including Dual Personnel), including accounts over which the Access Person has a direct or indirect “beneficial interest” or pecuniary interest.

“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

“Beneficial ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise.

“Covered Person” means any member of an Access Person’s immediate family, including his or her spouse, minor children, any adults living in the same household as the Access Person, and trusts for which the Access Person serves as a trustee or in which the Access Person has a beneficial interest.

“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Nonpublic” information means information that has not been publicly disclosed. Information about a company is considered to be nonpublic information if it is received under circumstances which indicate that it is not yet in general circulation.

“Reportable security” means any security defined in Section 202(a)(18) of the Advisers Act (generally, all securities of every kind and nature), except that it does not include:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end funds other than reportable funds, such as a fund managed by or affiliated with the Firm, (as defined in Rule 204A-1(e)(9)); and

•
Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds (as defined in Rule 204A-1(e)(9)). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of reportable security, it is presumed the variable insurance products are included within this exception).

G.           Administration and Enforcement of Code

The Chief Compliance Officer is responsible for administering and enforcing this Code and is authorized to enlist the assistance of a third-party compliance consultant in doing so. Should any Access Person have any questions regarding the applicability of this Code, he/she is required to  address those questions with the Chief Compliance Officer, or his designee.  A supervised person should report any violation of this Code of which he or she is aware to the Chief Compliance Officer.  Any questions concerning this Code must immediately be addressed with the Chief Compliance Officer, or his designee.

The Code is administered by Compliance staff in accordance with its customary manual review process to reasonably ensure that violations of the Code do not occur.

H.           Conflicts of Interest Certification

Once a year, a “Conflicts of Interest Questionnaire,” is distributed to each employee to help identify conflicts of interests.  All personnel are required to complete and file with Compliance a fully executed questionnaire along with the annual acknowledgement of compliance with the compliance manual.

1.           Compliance Review

Compliance reviews all “Access Persons” personal trading activity monthly to reasonably ensure potential conflicts of interest do not occur.    The Firm’s compliance officer performs the following tasks:

a.           Monthly

−	Reviews all confirms or personal statement against pre-approved transaction notices,

−	Ensure all personal securities transactions did not violate the Firm’s Black Out Period,

−	Review “Access Persons” transaction activity for frequent trading activity, particularly portfolio management staff, to ensure client interests are being placed first,

−	Review includes transactions in the shares of Regulated Clients to ensure against both frequent trading and market timing activity.

b.           Quarterly

−	Distributes the Quarterly Transactions Report at least 10 days prior to the quarterly reporting period, to remind “Access Persons” of their reporting obligations,

−	Provides a reminder to any “Access Person” who has not submitted their quarter report to Compliance, at least one week before the deadline due date,

−
Places a call to any “Access Person” who has not submitted their quarterly report to Compliance, at least 3 business days before the deadline due date, and again on the due date if the quarterly report has not been submitted and provides notification to the CCO,

−	Restricts personal trading privileges of any “Access Person” who does not provide the quarterly report within 5 days past the due date,

−	Reports any “Access Person” for further remedial action who fails to provide the quarterly report within 10 business of the due date.

c.           Annually

−	Distributes:

▪	the Annual Certification of Compliance with the Firm’s Compliance Manual,

▪	Annual Holdings Report10 days prior to calendar year end,

▪	Conflicts of Interest Questionnaire and ADV Disclosure Questionnaire

−	Performs all follow ups necessary to ensure timely receipt of all items, with appropriate escalation to the CCO as necessary,

−	Reviews all annual holdings reports and transaction activity to ensure “Access Persons” are executing personal transactions with brokers approved by Compliance,

−	Reviews all activity against client portfolios to ensure there are no suspicious patterns of trading activity,

−	Compares profitability of portfolio managers with performance of accounts under the portfolio manager’s supervision.

I.           Violations of the Code

All employees are responsible for reporting any violation of this Code.  A violation of the Code may place the Firm in jeopardy by potentially subjecting it to severe civil or criminal penalties under applicable securities law.  This can have dire consequences on the Firm’s reputation and its ability to conduct a successful asset management business.   All employees are required to report any violation of the law or any conduct that is harmful to the Firm’s clients or instances where a client’s best interest is being subordinated to some other interest.

Any employee reporting in good faith a violation of the Code, the Firm’s Manual, a potential conflict of interest or any other activity that does not appear proper is not perceived negatively by the Firm, its senior management, even if the reported event turns out to be a non-event,

The CCO has the authority to deal in first instance with all violations of the Code or any other Policy described in the Manual, who may impose any penalty he deems necessary, in light of the seriousness of the violation, including a letter of warning and educations for a violation to the personal trading Policy or disgorgement of any profit to a charitable organization (must be certified under 501(c)(3) of the Internal Revenue Code), as well as termination of employment and potential pursuit of civil or criminal remedies.   The CCO’s decision on how to handle any violation or continued non-compliant behavior is final.

J.           Recordkeeping

In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, as well as all other related documents in accordance with the Rule 204 under the Advisers Act.  Additionally, a copy of the executed Annual Acknowledgment of the Policies and Procedures (an unexecuted copy of which is located on the last page of this document) of each person who is currently, or within the past five years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics (but this does not include any initial reports by employees that informed the Firm of a violation of Firm policies, procedures and/or Code of Ethics), and of any action taken as a result of the violation.

In addition, the Firm maintains the following books and records:

•	Ongoing list of Access Persons.

•	Access Person Acknowledgement Form memorializing receipt of this Code of Ethics.

•	Initial and Annual Holdings Reports as discussed above.

•	Quarterly Transaction Reports (or substitute broker trade confirmations or account statements) as discussed above.

•	Record of any Chief Compliance Officer decision to approve an Access Persons’ personal securities transaction and the underlying rationale supporting that decision.

•	Records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by supervised persons.

•	A current list of Restricted Securities.

K.           Gifts and Entertainment

A.           Policy Overview

The Firm’s policy, as described above, requires all employees to conduct themselves with the utmost integrity and to avoid any actual or perceived conflict of interest with clients, or to influence any during the conduct of business that may result in a violation of the law.   The giving of gifts and entertainment is permitted during the normal conduct of Firm business and within allowable limited described in this Policy.

Firm personnel are required to avoid even  the potential appearance of an impropriety that may arise from receiving or giving of gifts or entertainment (lunches, dinners, sporting events, and the like) from clients, broker-dealers, and other professional contacts.  Firm personnel shall consider the potential effects on the Firm’s reputation before accepting or offering any gifts or entertainment.  This Policy prohibits  lavish gifts and entertainment, or for the nature of a particular gift or event, that may  call into question whether the Firm is acting solely in the best interests of its clients.  All personnel are prohibited from offering or accepting gifts of cash or cash equivalents (e.g., gift cards or certificates) and from soliciting any gifts.

B.           Gifts and Entertainment

1.           Definition – The definition of gifts and entertainment, for purposes of this Policy, is as follows:

a.           Gift – is any item of value that a Firm employee gives to or receives from a third-party that has a direct or indirect existing or potential business relationship with the Firm, where the giver of the item of value does not participate in the enjoyment or consumption of such item(s).   Gifts include, but not limited to, personal items, office accessories, golf balls and clubs, tennis racket, baseball bat, etc.

However, Gifts do not include items designed for promotional purposes that are of nominal value, such as shirts, hats, bags, pens, golf balls, etc. that display a company logo.   Items such as IPODS and laptops that display a company logo are not permissible as they are not of nominal value.

b.           Entertainment – contemplates that the giver of the item(s) of value participates in the enjoyment and or consumption of such item(s).   Entertainment includes, but not limited to, meals, after work drinks, sporting events, receptions, parties and other widely attended events.  The value of Entertainment includes the cost of the activity and any related activities organized around the Entertainment, e.g. prizes, transportation, lodging, etc.

Entertainment does not include research events, industry educational seminars and events sponsored by a firm that may do business with the Firm, provided that these events are for research or educational purposes and there are no activities or other events organized around the research or educational event that is excessive in value.

2.           Gift and Entertainment Limits –

The Firm makes a distinction between perishable and non-perishable gifts each of which are handled differently under this Policy.   The Firm’s policy on receiving and giving of gifts is limited to $100 (cumulatively) per year.

Receiving Gifts – For perishable items, the limit is $25/ per perishable gift.  Any gift over $25.01 is required to be shared with other employees; whereas, perishable gifts less than $25 may be retained by the recipient of the gift.

Giving Gifts – The limit on the cumulative value per year for gifts in the U.S. is $100 and the limit locally in India is $10.

Registered Representatives of Broker Dealers - All gifts to employees of a U.S. registered broker-dealer is limited to $100 on a cumulative calendar year basis.    For gifts to broker-dealers located in India, Firm personnel will adhere to the $10 limited described above.

3.           Prior Approval

All gifts and entertainment for any dollar value must be pre-approval by the CCO when the giver or recipient is:

•	an ERISA plan or representative;

•	a government or state employee or plan;

•	a foreign official (outside the U.S.) *

•	a charitable organization;

•	when dollar threshold limits are exceeded.

****ALL POLITICAL CONTRIBUTIONS ARE PROBITED IN ACCORDANCE WITH ICICI BANK LIMITED’S POLITICAL CONTRIBUTION POLICY****

*           The U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) generally prohibits U.S. companies and citizens, foreign companies listed on a U.S. stock exchange, or any person acting while in the U.S., from corruptly paying or offering to pay, directly or indirectly, money or anything of value to a foreign official to obtain or retain business – referred to as the “Anti-bribery Provisions”.    There are also reporting requirements under the FCPA for “issuers” (any company including a foreign company) with securities traded on a U.S. securities exchange, as well as books and records requirements.   ISHI may be subject to FCPA potential joint liability when entering into arrangements with non-US companies (e.g., vendor providing support services and other vendor relationships) who may provide gifts, entertainment or cash in violation of the FCPA applicable to US entities.  Adherence to this Policy mitigates this potential risk and protects ISHI’s reputation as well as the potential for extensive litigation.

Any other recipients or givers and for dollar values in line with this Policy does not require approval, unless threshold limits are expected to be exceeded.  However, all gifts and entertainment, whether received or given is required to be reported.

4.           Reporting

All Gifts and Entertainment activity is recorded on the Gifts and Entertainment log.  The recording deadline is not more than 3 days subsequent to the giving or receiving of any Gift or Entertainment that is within the limits described herein; except however, all Gifts and Entertainment activity that occurs within 3 days of the end of any month is recorded before the end of the month with events that fall on the last day immediately on the first business day subsequent to the month.   When out of the office, this may be accomplished by an email to the Compliance.

The log to report gifts and entertainment can be found on the Firm’s intranet site.

5.           Monitoring

The head of the business unit where gift any entertainment has occurred is responsible for reviewing the gift and entertainment log monthly for only activity in his/her unit.  In addition, the compliance department periodically reviews all gift and entertainment activity for the Firm to reasonably ensure compliance with the Policy.  The compliance department evidences its review by retaining a signed and dated copy of the log in a separate file.   Any item that appears to not be in compliance with this Policy is referred to the CCO for appropriate handling.

The CCO is responsible for ensuring that individuals with supervisory oversight of Firm personnel discharge their duty to further ensure for the proper administration of this Policy.   The Firm’s Gift and Entertainment Policy is monitored by Compliance to reasonably ensure violations of the Policy do not occur.

L.           Updates to Code

The CCO shall forward any revisions and/or additions to the Code of Ethics to all employees upon the adoption thereof.

Preclearance Form

Name: ________________________________________________

Broker: _______________________________________________

Brokerage Account Number:  _____________________________

Received By (name/title):  ________________________________

Date Received:  ________________________________________
  Trades must be executed on the same day that approval is received.

DATE	NAME OF SECURITY	# OF SHRS, PRINCIPAL AMOUNT, ETC.	APPROX PRICE	SYMBOL OR CUSIP #	PURCHASE (P) SALE (S)	DIRECT OWNERSHIP (D) FAMILY (F) CONTROL (C)	APPROVED/ DENIED

The person indicated above has stated and represents that:

(a)	he/she has no inside information (including information relating to planned securities transactions by ISHI) relating to the above referenced issuer(s);

(b)	there is no conflict of interest in these transactions with respect to Client portfolios (IF A CONFLICT OF INTEREST EXISTS, PLEASE CONTACT THE CCO IMMEDIATELY); and

(c)	these securities are not initial public offerings or private placements.

(d)	the broker is an ICICI affiliate or approved by Compliance.

Instances where transactions being requested for pre-clearance by portfolio management employees, where ISHI clients have not purchased or sold the security being requested for pre-clearance, please provide a rational for such client non-participation.

Authorized By:_____________________________; Date: ____________________

INITIAL ACKNOWLEDGMENT & holdings report

I, _____________________________________ (print name), have received, read, understand, and will comply with the Firm’s policies and procedures relative to: (1) prohibitions against insider trading, and (2) personal securities transactions. I further understand that should I ever have any questions regarding these policies and procedures, I will immediately address them with the Chief Compliance Officer.  Attached as my Initial Holdings Report is a complete list of all reportable securities in which I had any direct or indirect beneficial ownership as of the date below.

Dated:
Signature

Ticker Symbol (or CUSIP)	Issuer and Title of Reportable Security	Number of Shares	Principal Amount	Name of Broker-Dealer or Bank with which the Account holding the Security is Maintained

QUARTERLY ACKNOWLEDGMENT & Transaction report

I, _____________________________________ (print name), hereby reconfirm my acknowledgment of, and obligation for, ongoing compliance with the Firm’s Code of Ethics. I understand that my failure to comply with this Policy shall be cause for sanction, including possibly my dismissal from the Firm.  For the quarter beginning ____________ and ending ____________, attached as my Quarterly Transaction Report is a complete list of all reportable securities in which I made transactions or as a result of a transaction acquired any direct or indirect beneficial ownership.

Dated:
Signature

I do not have any reportable securities transactions.
(initial/date)

I have reported all required securities transactions
(initial/date)	below, or attached in my account statements.

I have reported all brokerage accounts opened
(initial/date)	during the period.

I have not made any political contributions during
(initial/date)	the period.

I have no new social media memberships to report
(initial/date)	for the period.

I do not have any new outside interests to report for
(initial/date)	the period.

Date of Transaction	Ticker Symbol (or CUSIP)	Issuer and Title of Reportable Security (include Interest Rate and Maturity Date, as applicable)	Number of Shares	Price of the Security	Principal Amount	Name of Broker-Dealer or Bank through which the Transaction was Effected	Type of Transaction (purchase, sale, or any other type of acquisition or disposition)

* You may attach a copy of your quarterly statement to this report in lieu of completing the above form.

RESTRICTED SECURITIES QUARTERLY ACKNOWLEDGMENT

For the quarter beginning ____________ and ending ____________, I hereby confirm my ongoing compliance with the Firm’s Policies applicable to Insider Trading.  I understand that my failure to comply is a  cause for any sanction, including possibly my dismissal from the Firm.  I further confirm that I have not engaged in any purchase and/or sale of any security on the Firm’s Restricted List, to the extent I had knowledge of the securities on the Restricted List, for the previous quarter ended ____________ unless in compliance with the Firm’s Policy, and will not do so relative to the securities contained  on the Restricted List unless any such purchase and/or sale is made in compliance with the Firm’s policies, a copy of which Policy I have received, read and understand.

Dated:
Signature

Print Name

ANNUAL ACKNOWLEDGMENT & holdings report

I, _____________________________________ (print name), hereby reconfirm my acknowledgment of, and obligation for, ongoing compliance with the Firm’s Code of Ethics, including Gift and Entertainment Policy.  I understand that my failure to comply with these policies shall be cause for sanction, including possibly my immediate dismissal from the Firm.  Attached as my Annual Holdings Report is a complete list of all reportable securities in which I had any direct or indirect beneficial ownership as of the date below.

I hereby certify that, as provided in the Firm’s policy on political contributions, in the past year I have not made or arranged for any political contributions or other payments to a public official or to any political party, political action committee, or political candidate for election to public office at the federal, state, or local level in the United States.

Dated: _____________________	____________________________
Signature

Ticker Symbol (or CUSIP)	Issuer and Title of Reportable Security	Number of Shares	Principal Amount	Name of Broker-Dealer or Bank with which the Account holding the Security is Maintained

I have reported all brokerage accounts opened during the period.

I have not made any political contributions during the period.

I have not become a member of any social networking sites during the period, other than those previously reported to Compliance.

I have not made any representations on any social networking site regarding ISH that have not been submitted to Compliance for review.

I have no other outside business interest, other than what I previously reported to Compliance.

For any item above that you did not check, please provide and attach details.